FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MARCH 24, 2004

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes “ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the Financial Year 2003
Group financial highlights
Group Review
SIGNATURE

Telekom Austria Group

Results for the Financial Year 2003

•	Group revenues increase by 1.6% to EUR 3,969.8 million

•	Consolidated net income rises more than tenfold from EUR 12.8 million to EUR 134.2 million

•	Group adjusted EBITDA* increases by 3.1% to EUR 1,509.8 million

•	Additions to property, plant & equipment fall by 10.1% to EUR 595.3 million; excluding the impact of the non-cash effect of adopting SFAS 143 the decrease amounts to 11.1%

•	Consolidated net debt declines by EUR 566.9 million to EUR 2,637.3 million compared to the end of December 2002

•	Wireline revenue decline slows down, further cost reductions achieved; headcount falls by 1,125

•	Continuing strength of the domestic wireless business in spite of intensified competition; results improve in all wireless operations

Note: All financial figures are based on U.S. GAAP; if not defined otherwise, all comparisons are given year-on-year

*	During 2003 we have changed the label of our traditionally used EBITDA to “adjusted EBITDA” without any impact on the way in which we calculate the measure. Please refer to page 3 for the full definition of adjusted EBITDA. Similarly the label for EBIT was changed to operating income.

Telekom Austria Group: Results for the Financial Year 2003  |  1

Results for the Financial Year 2003

Vienna, March 24, 2004 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the Financial Year 2003 and the fourth quarter ending December 31, 2003.

During 2003 total group revenues increased by 1.6% to EUR 3,969.8 million. Starting from October 1, 2003 an Austrian court decision led us to change the accounting for third party value added services revenues from a gross to a net basis of revenue recognition, which led to a decline in revenues and costs without impacting adjusted EBITDA. Applying this change also to prior periods, revenues show an increase by 1.9% to EUR 3,923.9 million during 2003. Adjusted group EBITDA rose for fiscal year 2003 by 3.1% to EUR 1,509.8 million.

The wireline segment was successful in slowing the rate of decline in revenues compared to prior periods; adjusted EBITDA was still impacted by the accelerated headcount reduction in spite of substantially lower operating costs. The wireless segment benefited from the improvements in 4Q 03 compared to last year and increased revenues and profitability in all its activities during 2003.

The increased profitability and lower depreciation, amortization and impairment charges led to an increase in total annual operating income by 35.4% to EUR 369.8 million.

Consolidated net income of Telekom Austria rose from EUR 12.8 million to EUR 134.2 million and includes a gain of EUR 18.4 million from the sale of a 26% interest in Herold Business Data AG, the leading Austrian telephone directory provider. Earnings per share improved from EUR 0.03 to EUR 0.27.

Capital expenditures fell by 10.1% to EUR 595.3 million during 2003, including the impact of the non-cash effect of adopting SFAS 143, amounting to EUR 6.6 million. Excluding the impact of SFAS 143 the decline amounts to 11.1% to EUR 588.7 million.

Quarterly figures show an increase in group revenues by 1.0% to EUR 1,018.5 million in 4Q 03. Applying also to 4Q 02 the change in the accounting for third party value added services revenues, as per October 1, 2003, 4Q 03 revenues increased by 2.6%.

Adjusted EBITDA rose by 7.9% to EUR 307.1 million during 4Q 03 which together with lower depreciation, amortization and impairment charges led to the turnaround in group operating income to EUR 14.2 million during 4Q 03 compared to EUR (81.1) million during the same period last year. Net result improved from a loss of EUR (99.2) million to a loss of EUR (21.2) million. Group capital expenditures declined by 12.2% to EUR 255.9 million.

Net debt continued to decline during 2003 as a result of strong cash flows. Total net debt fell to EUR 2,637.3 million at the end of December 2003, compared with EUR 3,204.2 million at the end of December 2002, in spite of the financing of the EUR 69.7 million acquisition price to increase the stake in VIPnet from 71% to 99%.

Based on these results, the management board of Telekom Austria will recommend to the annual general meeting (AGM) the payment of a dividend in the amount of EUR 0.13 per share.

Telekom Austria is currently authorized by the AGM to buy back up to 50 million shares at a price between EUR 9 and EUR 15 until December 3, 2004. Today the board of Telekom Austria announced that it intends to make use of this authorization. Following the first repurchase, which happened on February 27, 2004 through an off-market transaction, there are currently up to EUR 270 million of reserves available for further buybacks.

At yesterday’s closing price of EUR 11.35 this would amount to approximately 23.8 million shares or 4.8% of Telekom Austria’s outstanding share capital as per Dec. 31, 2003. Telekom Austria intends to execute the share repurchases through market transactions and to limit such purchases so that the holding of our principal shareholder ÖIAG does not exceed 50% of our outstanding shares.

Telekom Austria Group: Results for the Financial Year 2003  |  2

Group financial highlights

					Total managed
in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Revenues	1,018.5	1,008.4	1.0%	3,969.8	3,908.2	1.6%
Revenues excluding third party value added services revenues*	1,018.5	992.2	2.6%	3,923.9	3,849.8	1.9%
Adjusted EBITDA**	307.1	284.7	7.9%	1,509.8	1,464.4	3.1%
Operating income	14.2	-81.1	—	369.8	273.1	35.4%
Net income (loss)	-21.2	-99.2	78.6%	134.2	12.8	948.4%
Earnings per share (in EUR)	-0.04	-0.19	78.6%	0.27	0.03	948.4%
Capital expenditures***	255.9	291.5	-12.2%	595.3	662.4	-10.1%

in EUR million	Dec. 31, 2003	Dec. 31, 2002	% change
Net debt	2,637.3	3,204.2	-17.7%

*	For comparative purposes, prior periods have been adjusted to reflect the change in the accounting for third party value added services in the fourth quarter of 2003. Revenues excluding third party value added services revenues are also the basis for the calculation of the adjusted EBITDA margin.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

***	Additions to property, plant & equipment, including the effect of the adoption of SFAS 143 “Accounting for Asset Retirement Obligation” in the amount of EUR 6.6 million during FY 2003. Excluding the effect of the adoption of SFAS 143 the additions amount to EUR 588.7 million during FY 2003.

Reporting changes in 2003

As previously announced, following the merger of the fixed line, data communications and internet segments last year, the results have been reported under the wireline business segment since 1Q 03.

Idle workforce costs which had been excluded from operating income and adjusted EBITDA until the end of 2002 are shown as part of operating personnel costs for all periods presented. Furthermore, following a change in reporting requirements under U.S. GAAP, net losses from the retirement of long-lived assets which were shown as non-operating expenses in 2002 are included in operating results in 2003.

For comparative purposes, figures for 2002 were adjusted to allow for a year-on-year comparison.

In accordance with a ruling of the Austrian supreme court Telekom Austria is no longer considered the primary obligor for value added services provided to its customers by third parties and ceased reporting revenues generated by such services on a gross basis, beginning on October 1, 2003. This results in an equal reduction of revenues and costs without any impact on adjusted EBITDA or on operating income. Where necessary for comparative purposes, data from prior years has been adjusted in this report.

Accounting impact following the acquisition of the remaining 25% of mobilkom austria

Prior to the repurchase of the minority stake by Telekom Austria on June 28, 2002 mobilkom austria was accounted for under the equity method because of certain participating rights held by the minority shareholder Telecom Italia Mobile S.p.A. (TIM). As a result of this acquisition the consolidated statement of operations of Telekom Austria according to U.S. GAAP for 2003 includes the results of operations of mobilkom austria on a fully consolidated basis.

The consolidated statement of operations for 2002 reflects Telekom Austria’s equity in earnings of mobilkom austria through June 28, 2002, and consolidates mobilkom austria’s results of operations for the period June 28, 2002, until December 31, 2002.

Total managed figures which are the basis for analyzing the business development on a comparable basis in this results release include 100% of the wireless segment. The tables attached to this results release include both consolidated and total managed statements of operations for 2002 as well as a reconciliation. Starting with 3Q 02 total managed and total consolidated figures are identical.

Telekom Austria Group: Results for the Financial Year 2003  |  3

Group Review

For a more detailed analysis of quarterly results please refer to the analysis by business segments starting on page 8.

Revenues

					Total managed
in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Wireline	565.9	596.6	-5.1%	2,197.7	2,260.0	-2.8%
Wireless	519.9	492.6	5.5%	2,030.2	1,909.4	6.3%
Other & eliminations	-67.3	-80.8	16.7%	-258.1	-261.2	1.2%

Total managed revenues	1,018.5	1,008.4	1.0%	3,969.8	3,908.2	1.6%

Third party value added services revenues

					Total managed
in EUR million	4Q 03*	4Q 02**		FY 2003**	FY 2002**
Wireline	12.2	11.8	—	32.7	42.8	—
Wireless	6.6	7.8	—	20.3	25.3	—
Other & eliminations	-2.8	-3.4	—	-7.1	-9.7	—

Total managed revenues	16.0	16.2	—	45.9	58.4	—

*	In the 4Q 03 and FY 2003 for Telekom Austria group as a whole third party value added services revenues in the amount of EUR 16.0 million have been netted with costs in the same amount. Therefore these amounts are not included in revenues for 4Q 03 and FY 2003.

**	Amounts for periods prior to October 1, 2003 which are included in revenues for these periods. The appendix includes a table which shows the development of revenues, when applying the accounting change during 4Q 03 also to prior periods.

During the financial year 2003, group revenues rose to EUR 3,969.8 million, a 1.6% increase compared to the same period of the previous year. Applying the change in the accounting for third party value added services revenues after October 1, 2003 also to prior periods, the increase amounts to 1.9% to EUR 3,923.9 million.

The year-on-year reduction of wireline revenues amounts to 2.8% to EUR 2,197.7 million during 2003. Including the impact of the change in the accounting for third party value added services revenues during 4Q 03 also for prior periods wireline revenues declined by 2.4% which represents a substantial slowdown compared to prior years. The revenue reduction in 2003 reflects primarily lower basic voice traffic revenues due to a migration of call volumes to mobile networks and reduced average prices. Market shares remained stable compared to year end 2002.

The Austrian mobile communications market saw a further intensification of competition during 2003. Nevertheless, due to rising contributions from all operations the wireless business segment managed to increase revenues by 6.3% to EUR 2,030.2 million. Applying the change in the accounting for third party value added services revenues during 4Q 03 also for prior periods the increase was 6.7% to 2,009.9 million.

Adjusted EBITDA

					Total managed
in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Wireline	154.7	179.5	-13.8%	780.5	807.6	-3.4%
Wireless	151.9	97.5	55.8%	727.1	649.5	11.9%
Other & eliminations	0.5	7.7	-93.5%	2.2	7.3	-69.9%

Total adjusted EBITDA	307.1	284.7	7.9%	1,509.8	1,464.4	3.1%

Adjusted EBITDA showed an increase of 3.1% to EUR 1,509.8 million during the financial year 2003.

The decline of the wireline adjusted EBITDA by 3.4% to EUR 780.5 million is a result of lower reversals of provisions for voluntary retirement programs and the additional expenses incurred for the headcount reduction during 2003.

Telekom Austria Group: Results for the Financial Year 2003  |  4

Without these items adjusted EBITDA would show an increase, in spite of the decline in revenues, reflecting the successful reductions of operating costs.

In the wireless segment a rise in margins in all its operations allowed an increase in adjusted EBITDA by 11.9% to EUR 727.1 million.

To provide further visibility on the operating performance of the business, the following table shows adjusted EBITDA excluding items, which in the view of management are not directly related to the ongoing business or which were excluded from adjusted EBITDA during 2002. Specifically, these items include costs and income in connection with headcount reductions and net losses from the retirement of long-lived assets.

Adjusted EBITDA excluding certain items

in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Adjusted wireline EBITDA	154.7	179.5	-13.8%	780.5	807.6	-3.4%
Idle workforce costs	2.7	7.5		20.0	29.4
Net loss from retirement of long-lived assets	15.0	2.1		32.3	7.6
Reversals of provision for voluntary retirement programs	-21.9	-21.5		-26.8	-57.4
Additional redundancy costs	47.3	10.8		47.3	10.8

Adjusted wireline EBITDA excluding certain items	197.8	178.4	10.9%	853.3	798.0	6.9%

in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Adjusted wireless EBITDA	151.9	97.5	55.8%	727.1	649.5	11.9%
Net loss from retirement of long-lived assets	6.0	7.5		9.3	11.4

Adjusted wireless EBITDA excluding certain items	157.9	105.0	50.4%	736.4	660.9	11.4%

					Total managed
in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Adjusted Group EBITDA	307.1	284.7	7.9%	1,509.8	1,464.4	3.1%
Idle workforce costs	2.7	7.5		20.0	29.4
Net loss from retirement of long-lived assets	21.0	11.6		41.6	21.0
Reversals of provisions for voluntary retirement programs	-21.9	-21.5		-26.8	-57.4
Additional redundancy costs	47.3	10.8		47.3	10.8

Adjusted Group EBITDA excluding certain items	356.2	293.1	21.5%	1,591.9	1,468.2	8.4%

Operating income

					Total managed
in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Wireline	-50.3	-124.9	59.7%	-34.3	-115.3	70.3%
Wireless	63.8	35.9	77.7%	401.4	380.7	5.4%
Other & eliminations	0.7	7.9	-91.1%	2.7	7.7	-64.9%

Total operating income	14.2	-81.1	—	369.8	273.1	35.4%

Total operating income increased by 35.4% to EUR 369.8 million, with a substantial improvement of the operating income in the wireline segment from EUR (115.3) million to EUR (34.3) million and an increase of 5.4% to EUR 401.4 million in the wireless segment.

Depreciation and amortization charges fell by 1.4% to EUR 1,133.2 million due to lower expenses in the wireline segment. Impairment charges fell from EUR 41.9 million in 2002 to EUR 6.8 million in 2003.

Consolidated net profit

The continued reduction in net debt led to a further decline of 9.6% in net interest expenses for the Telekom Austria Group to EUR 155.8 million. Equity in earnings of affiliates includes a gain of EUR 18.4 million resulting from the sale of the 26% stake in Herold Business Data AG.

The effective tax rate for the full year 2003 decreased from 59.6% to 35.7% compared to the prior year. Due to a higher tax base, as a result of higher profits, the effective tax rate came closer to the statutory tax rate of 34% in Austria, where most of Telekom Austria’s operations are located. Net income also includes

Telekom Austria Group: Results for the Financial Year 2003  |  5

the cumulative effect of change in accounting principle, net of tax, for an amount of EUR 11.9 million from the first time adoption of SFAS 143 “Accounting for Asset Retirement Obligations”.

Net income rose from EUR 12.8 million in 2002 to EUR 134.2 million for the reporting year, and earnings per share increased from EUR 0.03 to EUR 0.27. Based on this positive development, the Management Board of Telekom Austria will recommend that the annual general meeting approves the payment of a dividend at EUR 0.13 per share.

Quarterly results show an improvement in net result from EUR (99.2) in 4Q 02 to EUR (21.2) million in 4Q 03.

Additions to property, plant and equipment

					Total managed
in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Wireline	113.7	165.4	-31.3%	301.1	340.7	-11.6%
Wireless	142.6	126.1	13.1%	294.6	321.7	-8.4%
Intersegmental eliminations & other	-0.4	0.0	—	-0.4	0.0	—

Telekom Austria Group incl. ARO	255.9	291.5	-12.2%	595.3	662.4	-10.1%
- Asset Retirement Obligation (ARO)	-1.1	0.0	—	6.6	0.0	—

Telekom Austria Group excl. ARO	257.0	291.5	-11.8%	588.7	662.4	-11.1%

Additions to property, plant and equipment which fell by 10.1% to EUR 595.3 million include the impact of one-time non-cash additions to account for asset retirement obligations resulting from the adoption of SFAS No. 143, amounting to EUR 6.6 million for the group during 2003. Excluding these additions, capital expenditures fell by 11.1% to EUR 588.7 million during 2003.

Quarterly capex show a decline of 12.2% to EUR 255.9 million during 4Q 03. Restrictive spending in the access and core network, as well as lower costs after the finalization of the headquarters building led to a 31.3% decline of wireline capex to EUR 113.7 million during 4Q 03.

In the wireless segment capital expenditures increased by 13.1% during 4Q 03 compared to the same period last year. The increase is a result of higher expenditures for the UMTS network in Austria, while additions to property, plant and equipment declined both in Croatia and in Slovenia. A total of EUR 36.5 million was invested in equipment of the Austrian UMTS network during 2003.

Cash flow and net debt

in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002
Cash generated from operations	424.9	407.8	4.2%	1,219.9	1,171.4
Cash from (used in) investing activities	-256.6	-271.5	5.5%	-643.9	-1,175.9
Cash from (used in) financing activities	-260.8	-166.9	-56.3%	-406.8	1.8
Effect of exchange rate changes	2.5	2.4	4.2%	5.4	3.6

Net increase (decrease) in cash and cash equivalents	-90.0	-28.2	-219.2%	174.6	0.9

in EUR million	Dec. 31, 2003	Dec. 31, 2002	% change
Net debt	2,637.3	3,204.2	-17.7%

Cash flow figures for 2002 in the table above exclude the wireless segment up to June 28, 2002, because at that date mobilkom austria was fully consolidated for the first time.

Cash generated from operations was negatively impacted by changes in working capital in the amount of EUR 184.5 million. This was mainly due to higher accounts receivable, which rose due to less cash drawn in the framework of the asset backed securitization program, as a consequence of the increased liquidity of last years bond offering. In addition employee benefit obligations fell as a result of early retirement payments made.

Cash used in investing activities during 2003 includes primarily capital expenditures as well as the purchase price for the additional stakes in VIPnet (EUR 69.7 million), whereas in 2002 it included the purchase of the minority shareholding in mobilkom austria (EUR 693.1 million).

On June 30, 2003, Telekom Austria AG initiated a EUR 2.5 billion Euro Medium Term Note (“EMTN”) Program. Under this Program, on July

Telekom Austria Group: Results for the Financial Year 2003  |  6

10, 2003, Telekom Austria successfully launched and placed a Eurobond offering raising a nominal value of EUR 750.0 million with a 10-year maturity and a coupon of 5.00%. The bond is rated Baa2 by Moody’s and BBB by Standard & Poor’s and the proceeds were used to refinance existing debt while enabling Telekom Austria to extend its overall debt maturity profile.

The reduction in capital expenditures and the further improved profitability triggered a decrease in net debt by EUR 566.9 million to EUR 2,637.3 million in 2003. The debt-to-equity ratio (net gearing) therefore fell from 127.7% in 2002 to 99.9% as of December 31, 2003.

Net debt includes long-term debt, short-term borrowings, capital lease, cash and cash equivalents, marketable securities, financing short-term with related parties as well as financial instruments included in other assets in the amount of EUR 16.5 million. Short-term borrowings are reduced by the short-term portion of capital and cross-border lease obligations.

Personnel

	End of period			Average of period
	Dec. 31, 2003	Dec. 31, 2002	change	FY 2003	FY 2002	change
Wireline	10,234	11,359	-1,125	11,027	12,184	-1,157
Wireless	3,656	3,592	64	3,630	3,530	100

Telekom Austria Group	13,890	14,951	-1,061	14,657	15,714	-1,057

At the end of 2003 the Telekom Austria Group had 13,890 employees (2002: 14,951), of which 54% are civil servants. Synergy effects resulting from the merger of the fixed line, data communications and Internet segments at the end of 2002 allowed a headcount reduction of 1,125 employees in the wireline area to 10,234. The successful business development in the wireless segment led to a slight increase of 64 to 3,656 employees.

Outlook for the business year 2004

In the wireline segment, the migration of voice minutes to mobile networks is expected to continue throughout 2004. For this reason, it is anticipated that revenues will show a slight but slower decline in spite of the dynamic growth in broadband access lines. However, the development of adjusted EBITDA should remain stable because of the successful workforce reduction during 2003 and further cost control.

Competition in the domestic mobile communications market further intensified at the start of 2004. The expected flat business development in Austria will further slow the increase in revenues and adjusted EBITDA throughout the entire wireless segment, and growth can primarily be expected from the international businesses.

This means that growth rates in the Telekom Austria Group are likely to level out during 2004. However, the expansion of broadband activities in the wireline segment and anticipated growth in data revenues in the mobile communications segment should make it possible to reverse this trend over the coming years. This expected development translates into an estimated increase of 0% to 1% in group revenues and 1% to 2% in adjusted EBITDA for 2004. The resulting slight improvement in margins reflects the steady focus on cost reduction measures in all areas of the company.

Growth in adjusted EBITDA and a further decline in depreciation and amortization are expected to lead to an above average rise in net income by substantially over 10%. At present forecasts do not include the impact of the planned changes in Austrian corporate taxation law, as the full details of the proposed amendments are not known yet.

Cash flow is expected to remain positive because of continued restraint in investments and the strong profitability of the group. A further decline of wireline capital expenditures and a stable development in the wireless segment, should allow for slight reduction of group capex.

The development of net debt will depend on the realization of possible expansion steps as well as the repurchase of stock authorized by the last annual general meeting.

This authorization allows the repurchase of up to 10% of common stock at a price of EUR 9 to EUR 15 per share up to December 3, 2004. A maximum of EUR 300 million was available for this repurchase at the balance sheet date of which EUR 30 million have already been used in February 2004. A motion will be placed before the next annual general meeting to extend the repurchase authorization.

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Results by Business Segment:

Wireline

in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Revenues	565.9	596.6	-5.1%	2,197.7	2,260.0	-2.8%
Revenues excluding third party value added services revenues*	565.9	584.8	-3.2%	2,165.0	2,217.2	-2.4%
Adjusted EBITDA	154.7	179.5	-13.8%	780.5	807.6	-3.4%
Operating income	-50.3	-124.9	59.7%	-34.3	-115.3	70.3%

*	For comparative purposes, prior periods were adjusted to reflect the change in the accounting for third party value added services in the fourth quarter of 2003. Revenues excluding third party value added services revenues are also the basis for the calculation of the adjusted EBITDA margin.

Note: Detailed operational figures of the wireline segment are shown in the appendix on page 17.

The integration of the former data communications and Internet segments led to the finalization and billing of some additional projects during 4Q 02. Therefore the traditional increase of fourth quarter revenues compared to third quarter was much higher than usual during 2002 and led to a higher decline in 4Q 03 compared to the same period in the previous year. Profitability was additionally affected by higher costs for the workforce reduction, which will benefit future costs development.

Overall market share based on minutes including Internet dial-up was stable at 55.3% compared to the end of December 2002 and slightly below the figure at the end of September 2003 (55.4%). Similarly, voice market share declined slightly from 53.0% at the end of September 2003 to 52.9% at the end of December 03, but rose compared to prior year’s figures (52.6%).

The total number of TikTak lines rose to 1,244,400 at the end of December 2003, compared to 1,146,200 at the end of September 2003 and 840,300 at the end of 2002.

The decline of the total of voice and dial-up minutes by 8.3% to 2.45 billion minutes during 4Q 03 compared to the same period last year was primarily driven by 15.0% lower dial-up minutes due the strong rise in ADSL lines. Voice minutes fell by 3.3% to 1.48 billion, a slight slow-down compared to 3Q 03.

By the end of December 2003, the number of access lines fell by 2.8% to 3.01 million, compared with December 2002, and by 0.8% compared to the end of September 2003. While the number of PSTN lines fell by 3.9% compared to end of December 2002, ISDN lines showed an increase of 4.0% during the same period. Total access channels fell by 2.1% to 3.68 million compared to end of December 2002.

ADSL net adds picked up substantially during the last quarter of the year as a result of intensified sales promotions and further product improvements. The total number of ADSL lines rose by 50% to 261,100 as per end of December 2003 compared to the end of 2002. This figure includes 53,500 lines of wholesale customers. As of end of September 03 the number of ADSL subscribers was at 232,500.

The number of retail internet customers, which includes both dial-up and retail ADSL customers, rose to 1,026,600 at the end of December 2003 which is an increase of 21.3% compared to end of 2002 and of 6,9% compared to end of September 2003.

Total wireline revenues fell by 5.1% during 4Q 03 compared to the same period last year. Including the impact of the change in the accounting for third party value added services revenues during 4Q 03 also for 4Q 02 the decline amounts to 3.2%.

The decline is primarily due to the lower switched voice traffic business which fell by 14.9% to EUR 104.8 million. Including the impact of the change in the accounting for third party value added services revenues during 4Q 03 also for 4Q 02, voice traffic revenues fell by 10.4%, which almost corresponds to the 10.3% decline during 3Q 03 as opposed to 3Q 02 on a comparable basis. The decline results primarily from the lower traffic volumes combined with a decline in the average tariff, which fell by 2.6% to 7.5 cents per minute during 4Q 03 compared to the same period last year.

In July 2003 the Austrian Regulatory Authority approved Telekom Austria’s request to discontinue its minimum tariff as of September 30, 2003. Existing customers of the minimum tariff were transferred to the standard tariff or could change to the lower priced TikTak tariff. This transfer to the standard tariff led to an increase in the monthly rental (excl. VAT) from EUR 12.0 to EUR 14.5, albeit at up to 6% lower traffic tariffs. This allowed an increase in “switched voice monthly & other voice revenues” by 2.2% to EUR 150.3 million in spite of the lower number of access lines.

The upgrading of payphones to multimedia stations to counter lower payphone usage was accelerated during the second half of 2003 but

Telekom Austria Group: Results for the Financial Year 2003  |  8

did not yet have an impact on revenues in 4Q 03. Revenues from “payphones & value added services” decreased by 35.9% to EUR 12.5 million in 4Q 03, or by 18.8% including the impact of the change in the accounting for third party value added services revenues during 4Q 03 also for 4Q 02.

Data & IT solutions saw unusually high sales in 4Q 02 due to one-time project revenues. As a result revenues declined by 5.4% to EUR 89.1 million during 4Q 03.

Revenues in Internet & Media almost achieved last year’s high level during 4Q 03 and reached EUR 52.6 million (-1.5%). The higher revenues during 4Q 02 were a result of the full integration of the former Internet segment into the wireline business segment.

“Wholesale voice & internet” revenues increased by 9.9% to EUR 84.2 million mainly due to higher international transit volumes. Wholesale data revenues decreased by 4.4% to EUR 25.9 million due to the price pressure both in national and in international markets.

“Other wireline revenues” fell by 16.2% to EUR 46.5 million. The decline amounts to 13.9% adjusted for the impact of the change in the accounting for third party value added services revenues during 4Q 03, also for 4Q 02. 4Q 02 was affected by higher equipment revenues and additional project business, amongst other as a result of the phase out of the infrastructure business.

Adjusted EBITDA in the wireline business decreased by 13.8% to EUR 154.7 million. The reduction is a result of lower revenues and the accelerated headcount reduction towards the end of the year which lead to additional costs of EUR 47.3 million in 4Q 03, compared to EUR 10.8 million in 4Q 02. Cost savings lead to a decline of material and other operating costs by EUR 17.4 million during 4Q 03 compared to the same period last year.

Operating income in the wireline business segment improved substantially from EUR (124.9) million to EUR (50.3) million. Lower capital expenditures led to a decrease in depreciation and amortization expenses by 22.6% to EUR 203.2 million during 4Q 03 compared to the same period last year. 4Q 02 included an impairment charge in the amount of EUR 41.9 million compared to EUR 1.8 million in 4Q 03.

The subscriber number for the Czech Internet market leader Czech On Line amounted to 279,400 at the end of December 2003, compared to 275,300 at the end of December 2002 and to 274,000 at the end of September 2003. Revenues rose by 76.5% to EUR 5.3 million and adjusted EBITDA from EUR 0.1 million in 4Q 02 to EUR 1.0 million in 4Q 03. Operating income improved to EUR 0.3 million
(4Q 02:EUR -0.6 million).

Shortly before the end of the year Telekom Austria withdrew its resale offer covering access lines. This step had become necessary following the regulatory authority’s rejection of Telekom Austria’s request to introduce attractive new tariffs. Without these tariffs, aimed at offsetting the expected decline in revenues, Telekom Austria did not consider itself in a position to make the investment necessary to facilitate the resale of access lines.

Wireless

in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Revenues	519.9	492.6	5.5%	2,030.2	1,909.4	6.3%
Revenues excluding third party value added services revenues*	519.9	484.8	7.2%	2,009.9	1,884.1	6.7%
Adjusted EBITDA	151.9	97.5	55.8%	727.1	649.5	11.9%
Operating income	63.8	35.9	77.7%	401.4	380.7	5.4%

*	For comparative purposes, prior periods were adjusted to reflect the change in the accounting for third party value added services in the fourth quarter of 2003. Revenues excluding third party value added services revenues are the basis for the calculation of the adjusted EBITDA margin.

Note: Detailed figures per company are shown in the appendix on page 18.

Total operating revenues in the wireless business segment rose by 5.5% to EUR 519.9 million during 4Q 03. On a comparable basis, i.e. including the impact of the change in the accounting for third party value added services revenues during 4Q 03 also for 4Q 02, the increase equals to 7.2%. In 4Q 02 profitability was impacted by higher costs in the domestic business in order to drive subscriber growth ahead of the intensified competition during 2003. Adjusted EBITDA recovered from the very low level last year and rose by 55.8% to EUR 151.9 million and allowed an increase of operating income by 77.7% to EUR 63.8 million in spite of higher depreciation and amortization expenses.

Telekom Austria Group: Results for the Financial Year 2003  |  9

The total number of subscribers in the wireless business segment grew by 6.4% to 4.7 million by December 31, 2003 compared to the end of December 2002 and by 2.3% compared to end of September 2003.

mobilkom austria

Although the fourth quarter saw a further acceleration of the competition with the introduction of even lower priced offers by other competitors, mobilkom austria managed to increase its subscriber base. The number of subscribers rose by 5.4% to 3.2 million as of December 31, 2003, compared to the end of December 2002 and by 66,700 net additions compared to the end of September 2003. The market share fell slightly to 43.3% as of the end of December 2003, compared to 43.9% at the end of September 2003 and 44.4% at the end of 2002. Mobile penetration in Austria was 89.7% at the end of December 2003. The average quarterly GSM churn rate declined from 5.1% in 4Q 02 to 4.4% in 4Q 03 at mobilkom austria.

In addition to the continued rise in the number of charged SMS to 153.4 million in 4Q 03 (+4.3%), data revenues increasingly profit from new services like MMS and GPRS. As a result, the share of data as a portion of traffic-related revenues rose from 11.3% in 4Q 02 to 12.3% in 4Q 03.

Total revenues at mobilkom austria rose by 3.5% to EUR 413.4 million during 4Q 03 and by 5.5% including the impact of the change in the accounting for third party value added services revenues during 4Q 03 also for 4Q 02. The rise is a consequence of the higher subscriber number and a 2.8% increase in the average revenue per user (ARPU) to EUR 37.2. Average charged minutes of use per subscriber were at 125.8 minutes during 4Q 03, rising by 2.0% compared to the same period the previous year.

Profitability benefited from stable marketing and sales expenses as well as a comparatively low increase in acquisition and retention costs. Subscriber acquisition costs rose by 1.8% to EUR 22.6 million in 4Q 03 compared to the same period last year and subscriber retention costs by 0.7% to EUR 19.2 million.

As a result, adjusted EBITDA of mobilkom austria increased by 43.1% to EUR 125.8 million during 4Q 03 and the adjusted EBITDA margin, based on revenues, excluding third party value added services revenues increased from 22.4% to 30.4%. 4Q 02 was additionally impacted by a provision for an amount of EUR 8.3 million which was eliminated in group consolidation.

Depreciation and amortization expenses rose by 55.3% due to additional capital expenditures and the start of the amortization of the UMTS license as well as the depreciation of the UMTS network equipment. During 4Q 03 operating income of mobilkom austria rose by 32.6% to EUR 62.5 million.

VIPnet

VIPnet in Croatia added 10.3 % subscribers during 2003 and reached a number of 1.21 million at the end of 4Q 03. At the end of September 2003 the number of subscribers amounted to 1.18 million. The mobile penetration rate in Croatia was 55.0% at the end of December 2003. Market share rose to 50.0% at the end of December 03 compared to 48.2% at the end of December 2002, only slightly below the level at the end of September 03 (50.1%).

The increase in revenues by 17.9% to EUR 85.4 million during 4Q 03 was primarily driven by the higher subscriber number and higher interconnection revenues. Average ARPU rose by 4.5 % to EUR 20.2 due to higher interconnection charges, higher minutes of use and a new prepaid tariff with higher SMS charges.

Adjusted EBITDA more than doubled from EUR 10.6 million to EUR 25.3 million. Last year’s operating expenses included a one-off increase of bank charges in the amount of EUR 5.1 million. Adjusted EBITDA margin climbed to 29.6% compared to 14.6% in the prior year. Operating income turned around to EUR 5.1 million during 4Q 03 from (EUR 5.7) million in 4Q 02.

Due to the parliamentary election in Croatia at the end of November, the anticipated GSM/UMTS tenders were postponed into 2004.

Si.mobil

Si.mobil had 361,500 subscribers at the end of December 2003, compared to 350,000 (+3.3%) at the end of December 2002 and compared to 354,300 at the end of September 2003. Market share was at 23.6% at the end of 4Q 03, compared to 23.4% both at September 2003 and December 2002. Slovenian mobile penetration rose to 76.5% at the end of December 2003.

Pressure by the European Commission to eliminate further regulatory discrimination resulted in an agreement with the incumbent to introduce asymmetrical interconnection rates from November 2003. As a result, Si.mobil will be in a position to charge higher rates for calls terminating in its network than the incumbent operator.

The reduction in revenues from EUR 22.1 million in 4Q 02 to EUR 20.8 million in 4Q 03 is a result

Telekom Austria Group: Results for the Financial Year 2003  |  10

of lower equipment revenues due to less gross adds compared to the same period last year. Adjusted EBITDA turned positive from EUR (0.7) million in 4Q 02 to EUR 1.9 million in 4Q 03. It benefited from lower operating cost and interconnection costs following the agreement with the incumbent to introduce asymmetrical interconnection. Average ARPU declined by 3.2% to EUR 15.2 during 4Q 03 compared to the same period last year mainly due to the launch of new tariffs, lower interconnection revenues and currency devaluation. Operating income of Si.mobil improved from EUR (5.1) during 4Q 02 million to EUR (2.4) million in 4Q 03.

Note:

The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures FY 2003”) are available on our website at www.telekom.at.

Results for the First quarter 2004 will be announced on May 25, 2004.

Contact: Martin Bredl Telekom Austria’s Company Spokesman Tel: +43 (0) 59 059 1 11001 E-Mail: martin.bredl@telekom.at	Hans Fruhmann Head of Investor Relations Tel: +43 (0) 59059 1 20917 E-Mail: hans.fruhmann@telekom.at

Disclaimer:

This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

- End -

Telekom Austria Group: Results for the Financial Year 2003  |  11

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR millions)

	December 31,	December 31,
	2003	2002
ASSETS
Current assets
Cash and cash equivalents	201.9	27.3
Short-term investments	6.9	5.3
Accounts receivable-trade, net of allowances of EUR 92.2 and EUR 74.9 as of December 31, 2003 and December 31, 2002	559.9	451.9
Receivables due from related parties	1.5	6.7
Inventories	83.5	91.3
Deferred tax assets	45.6	4.7
Prepaid expenses	91.2	81.9
Taxes receivable	9.7	22.8
Assets held for sale	5.6	30.5
Other current assets	119.0	142.8

TOTAL CURRENT ASSETS	1,124.8	865.2

Property, plant and equipment, net	4,457.7	5,000.7
Goodwill	597.6	590.7
Other intangible assets, net	712.0	725.9
Investments in affiliates	3.6	8.6
Other investments	143.6	162.7
Deferred tax assets	94.3	193.4
Other assets	762.7	987.1

TOTAL ASSETS	7,896.3	8,534.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	631.3	1,309.9
Accounts payable -trade	589.4	649.9
Accrued liabilities	231.8	256.8
Payables to related parties	23.7	37.2
Deferred income	150.4	129.9
Income taxes payable	7.7	6.1
Other current liabilities	155.4	141.2

TOTAL CURRENT LIABILITIES	1,789.7	2,531.0
Long-term debt, net of current portion	2,342.3	2,079.9
Lease obligations, net of current portion	861.3	1,076.4
Employee benefit obligations	156.0	232.5
Other liabilities and deferred income	107.6	105.0

Stockholders’ equity
Common stock, issued and outstanding shares 500,000,000 with zero par value	1,090.5	1,090.5
Additional paid in capital	453.4	452.5
Retained earnings	1,103.9	969.6
Accumulated other comprehensive loss	-8.4	-3.1

TOTAL STOCKHOLDERS’ EQUITY	2,639.4	2,509.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,896.3	8,534.3

	Dec. 31, 2003	Dec. 31, 2002
Long-term debt	2,342.3	2,079.9
Short-term debt	631.3	1,309.9
- Short-term portion of capital and cross border lease	-95.5	-107.9
+ Capital lease obligations	2.1	7.3
+ Payables to related parties	0.0	0.4
- Receivables from related parties	0.0	-0.1
Cash and cash equivalents, short-term and long term investments	-226.4	-46.6
Financial instruments, included in other assets	-16.5	-38.7

Net debt	2,637.3	3,204.2

Net debt/equity	99.9%	127.7%

Telekom Austria Group: Results for the Financial Year 2003 | 12

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR millions)

			4Q 2003	4Q 2002	FY2003	FY2002	FY2002
			unaudited	unaudited	audited	unaudited	audited
			consolidated	consolidated	consolidated	total managed	consolidated
Operating revenues	a	)	1,018.5	1,008.4	3,969.8	3,908.2	3,118.1
Operating expenses	b	)
Materials			-98.7	-93.9	-297.1	-294.0	-196.4
Employee costs, including benefits and taxes			-193.4	-173.7	-699.3	-678.0	-600.7
Depreciation and amortization			-291.1	-324.0	-1,133.2	-1,149.3	-1,016.3
Impairment charges			-1.8	-41.9	-6.8	-41.9	-41.9
Other operating expenses			-419.3	-456.0	-1,463.6	-1,471.9	-1,205.4

OPERATING INCOME (LOSS)			14.2	-81.1	369.8	273.1	57.4
Other income (expense)
Interest income	c	)	16.5	20.6	75.2	93.3	88.2
Interest expense	d	)	-52.3	-63.1	-231.0	-265.6	-244.6
Equity in earnings of affiliates			0.2	-3.8	19.1	0.0	140.5
Other, net			-4.3	-2.2	-0.5	-1.6	2.3

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE			-25.7	-129.6	232.6	99.2	43.8
Income tax expense			10.1	28.2	-83.1	-28.8	-26.1
Minority interests			0.0	2.2	-3.4	-57.6	-4.9

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE			-15.6	-99.2	146.1	12.8	12.8
Cumulative effect of change in accounting principle, net of tax of EUR 6.1 for FY 2003			-5.6	0.0	-11.9	0.0	0.0

NET INCOME (LOSS)			-21.2	-99.2	134.2	12.8	12.8

Basic and fully diluted earnings per share			-0.04	-0.19	0.27	0.03	0.03
a) includes revenues from related parties of			18.3	24.0	89.5		148.0
b) includes operating expenses from related parties of			44.3	59.2	128.7		192.2
c) includes interest income from related parties of			0.0	0.0	0.0		5.0
d) includes interest expense from related parties of			-0.1	0.0	0.0		0.9

Note: Following the acquisition of the remaining interest in mobilkom austria on June 28, 2002, Telekom Austria has consolidated the balance sheet of mobilkom austria for the first time as of June 28, 2002. The consolidated statements of operations for 2002 reflect Telekom Austria’s equity in earnings of mobilkom austria through June 28, 2002 and consolidates mobilkom austria’s results of operations for the period June 28, 2002 until December 31, 2002. Total managed figures shown include 100% of the wireless business segment for all periods presented and are therefore comparable. Starting with 3Q 02 total managed and consolidated figures are equal.

Telekom Austria Group: Results for the Financial Year 2003 | 13

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR millions, except share information)

	4Q 2003	4Q 2002	FY2003	FY2002
	unaudited	unaudited	audited	audited
Cash generated from operations
Net Income	-21.2	-99.2	134.2	12.8
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	292.9	365.8	1,140.0	1,058.2
Write-offs from investments	2.8	0.0	2.8	0.0
Employee benefit obligation — non cash	9.7	-8.4	0.3	-49.8
Allowance for doubtful accounts	12.0	12.9	30.6	39.2
Change in deferred taxes	-7.1	-20.1	59.2	33.5
Equity in earnings of affiliates in excess of dividends received	0.4	6.8	1.0	-45.8
Asset retirement obligation — accretion expense	0.5	0.0	1.3	0.0
Cumulative effect of changes in accounting principle	5.6	0.0	11.9	0.0
(Gain) Loss on sale of investments	0.0	-2.8	-17.9	0.2
Loss on disposal / retirement of equipment	21.0	11.6	41.6	17.2
Other	-0.1	0.0	-0.6	0.0

	337.7	365.8	1,270.2	1,052.7
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-114.5	41.5	-140.3	175.5
Due from related parties	7.9	6.8	5.8	3.8
Inventories	2.6	2.7	5.8	6.1
Other assets	34.5	-24.0	71.5	-9.0
Accounts payable — trade	157.3	180.7	-58.9	11.0
Employee benefit obligation	-12.3	-24.8	-76.6	-102.6
Accrued liabilities	25.0	-2.1	-23.5	3.9
Due to related parties	15.7	15.5	-13.4	17.1
Other liabilities and deferred income	-7.8	-55.1	45.1	0.1

	108.4	141.2	-184.5	105.9

	424.9	407.8	1,219.9	1,171.4
Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-258.6	-302.9	-599.7	-560.7
Acquisitions and investments, net of cash acquired	-13.5	-0.2	-86.0	-665.1
Sale of subsidiary, net of cash	0.2	0.0	0.2	0.0
Proceeds from sale of equipment	8.6	35.6	17.3	49.8
Purchase of investments — short-term	-18.4	-0.5	-79.8	-1.6
Purchase of investments — long-term	-0.1	-1.1	-0.6	-1.1
Sale of American call for stock option plan	0.0	1.4	1.0	2.6
Proceeds from sale of investments — short-term	24.5	-3.7	80.1	0.0
Proceeds from sale of investments — long-term	0.7	-0.1	23.6	0.2

	-256.6	-271.5	-643.9	-1,175.9
Cash from (used in) financing activities
Principal payments on bonds	0.0	0.0	-22.8	-72.7
Proceeds from issuance of long-term debt	0.0	116.5	775.9	127.9
Principal payments on long-term debt	-253.4	-262.6	-385.3	-406.3
Changes in short-term bank borrowings	-7.4	-20.7	-774.6	238.0
Changes from financing with mobilkom austria	0.0	-0.1	0.0	114.9

	-260.8	-166.9	-406.8	1.8

Effect of exchange rate changes	2.5	2.4	5.4	3.6

Net increase (decrease) in cash and cash equivalents	-90.0	-28.2	174.6	0.9

Cash and cash equivalents at beginning of period			27.3	26.4
Cash and cash equivalents at end of period			201.9	27.3

Note: Cash Flow figures for FY 2002 exclude the wireless business segment for the period until June 28, as mobilkom austria was consolidated only after that date.

Telekom Austria Group: Results for the Financial Year 2003 | 14

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in EUR millions)

	Common stock		Additional		Accumulated other	Total
	Number of	Par	paid in	Retained	comprehensive	stockholders’
	shares	value	capital	Earnings*	income (loss)	Equity*
Balance December 31, 2002	500,000,000	1,090.5	452.5	969.7	-3.1	2,509.6
Comprehensive income
Net income				134.2		134.2
Net unrealized loss on securities, net of EUR -1.1 deferred income tax					2.2	2.2
Foreign currency translation adjustment					-10.7	-10.7
Unrealized net gain of hedging activities, net of EUR -1.6 deferred income tax					3.2	3.2
Total comprehensive income						129.0
Sale of call options, net of EUR -0.5 income tax			0.9			0.9

Balance December 31, 2003	500,000,000	1,090.5	453.4	1,103.9	-8.4	2,639.4

*	Due to rounding differences we adjusted the opening balance of retained earnings and total stockholders equity for this presentation.

Telekom Austria Group: Results for the Financial Year 2003 | 15

OPERATING RESULTS BY BUSINESS SEGMENT

Revenues

in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Wireline	565.9	596.6	-5.1%	2,197.7	2,260.0	-2.8%
Wireless	519.9	492.6	5.5%	2,030.2	1,909.4	6.3%
Other & eliminations	-67.3	-80.8	16.7%	-258.1	-261.2	1.2%

Total managed revenues	1,018.5	1,008.4	1.0%	3,969.8	3,908.2	1.6%
Wireless (before June 28, 2002)	0.0	0.0	—	0.0	-906.9	—
Other & eliminations	0.0	0.0	—	0.0	116.8	—

Consolidated revenues	1,018.5	1,008.4	1.0%	3,969.8	3,118.1	27.3%

Third party value added services revenues recorded prior to October 1, 2003

in EUR million	4Q 02		FY 2003	FY 2002
Wireline	11.8	—	32.7	42.8	—
Wireless	7.8	—	20.3	25.3	—
Other & eliminations	-3.4	—	-7.1	-9.7	—

Total managed revenues	16.2	—	45.9	58.4	—

Revenues excluding third party value added services revenues

					Total managed
in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Wireline revenues	565.9	584.8	-3.2%	2,165.0	2,217.2	-2.4%
Wireless revenues	519.9	484.8	7.2%	2,009.9	1,884.1	6.7%
Other & eliminations	-67.3	-77.4	13.0%	-251.0	-251.5	0.2%

Total managed revenues excluding third party value added services revenues	1,018.5	992.2	2.6%	3,923.9	3,849.8	1.9%

Adjusted EBITDA*

in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Wireline	154.7	179.5	-13.8%	780.5	807.6	-3.4%
Wireless	151.9	97.5	55.8%	727.1	649.5	11.9%
Other & eliminations	0.5	7.7	-93.5%	2.2	7.3	-69.9%

Total managed adjusted EBITDA	307.1	284.7	7.9%	1,509.8	1,464.4	3.1%
Wireless (before June 28, 2002)	0.0	0.0	—	0.0	-349.1	—
Other & eliminations	0.0	0.0	—	0.0	0.3	—

Consolidated adjusted EBITDA	307.1	284.7	7.9%	1,509.8	1,115.6	35.3%

*	excluding impairment charges

Operating income

in EUR million	4Q 03	4Q 02	% change	FY 2003	FY 2002	% change
Wireline	-50.3	-124.9	59.7%	-34.3	-115.3	70.3%
Wireless	63.8	35.9	77.7%	401.4	380.7	5.4%
Other & eliminations	0.7	7.9	-91.1%	2.7	7.7	-64.9%

Operating income	14.2	-81.1	—	369.8	273.1	35.4%
Wireless (before June 28, 2002)	0.0	0.0	—	0.0	-215.9	—
Other & eliminations	0.0	0.0	—	0.0	0.2	—

Consolidated operating income	14.2	-81.1	—	369.8	57.4	544.3%

Telekom Austria Group: Results for the Financial Year 2003 | 16

TELEKOM AUSTRIA GROUP
OPERATIONAL DATA

Wireline

Lines and channels (in ’000):	Dec. 31, 2003	Dec. 31, 2002	%change
PSTN access lines	2,555.8	2,659.1	-3.9%
Basic ISDN access lines	447.2	430.1	4.0%
Multi ISDN access lines	7.8	8.1	-3.7%

Total access lines	3,010.8	3,097.3	-2.8%

of these ADSL access lines	261.1	174.1	50.0%
Total access channels	3,684.2	3,762.3	-2.1%

Traffic minutes (in millions of minutes)
during the period:	4Q 03	4Q 02	%change	FY 2003	FY 2002	%change
National	1,139	1,198	-4.9%	4,485	4,607	-2.6%
Fixed-to-mobile	217	213	1.9%	855	826	3.5%
International	127	123	3.3%	484	472	2.5%

Total voice minutes	1,483	1,534	-3.3%	5,824	5,905	-1.4%
Internet dial up	963	1,133	-15.0%	3,953	4,305	-8.2%

Total wireline minutes	2,446	2,667	-8.3%	9,777	10,210	-4.2%

Total voice market share	52.9%	52.6%		52.9%	52.6%
Total market share (incl. Internet dial up)	55.3%	55.3%		55.3%	55.3%
Total average voice telephony tariff (EUR/min.)	0.075	0.077	-2.6%	0.078	0.081	-3.7%
Total average Internet dial-up tariff (EUR/min.)	0.016	0.016	0.0%	0.017	0.016	6.3%

	Dec. 31, 2003	Dec. 31, 2002	%change
Internet subscribers in Austria (’in 000)	1,026.6	846.5	21.3%
Czech On Line customers (’in 000)	279.4	275.3	1.5%

Wireline operating revenues excluding third party value added services revenues

in EUR million	4Q 03	4Q 02	%change	FY 2003	FY 2002	%change
Switched voice base traffic	104.8	117.0	-10.4%	428.8	473.4	-9.4%
Switched voice monthly & other voice revenues	150.3	147.1	2.2%	567.9	562.2	1.0%
Payphones & VAS	12.5	15.4	-18.8%	57.8	67.1	-13.9%
Data & IT-solutions	89.1	94.2	-5.4%	338.3	340.6	-0.7%
Internet access & media	52.6	53.4	-1.5%	198.4	193.7	2.4%
Wholesale voice & Internet	84.2	76.6	9.9%	311.4	305.5	1.9%
Wholesale data	25.9	27.1	-4.4%	103.8	97.4	6.6%
Other	46.5	54.0	-13.9%	158.6	177.3	-10.5%

Total wireline operating revenues excluding third party value added services revenues	565.9	584.8	-3.2%	2,165.0	2,217.2	-2.4%
Third party value added services revenues recorded prior to October 1, 2003		11.8		32.7	42.8

Total wireline operating revenues	565.9	596.6	-5.1%	2,197.7	2,260.0	-2.8%

Employees of the Telekom Austria Group per business segment (Full-time equivalents)

(End of period)	Dec. 31, 2003	Dec. 31, 2002	change
Wireline	10,234	11,359	-1,125
Wireless	3,656	3,592	64
Total	13,890	14,951	-1,061

Telekom Austria Group: Results for the Financial Year 2003 | 17

Wireless

mobilkom austria group

(EUR million)	4Q 03	4Q 02	%change	FY 2003	FY 2002	%change
Revenues	519.9	492.6	5.5%	2,030.2	1,909.4	6.3%
Revenues excluding third party value added services revenues	519.9	484.8	7.2%	2,009.9	1,884.1	6.7%
Adjusted EBITDA	151.9	97.5	55.8%	727.1	649.5	11.9%
Operating income	63.8	35.9	77.7%	401.4	380.7	5.4%

	Dec. 31, 2003	Dec. 31, 2002	%change
Subscribers (’000)	4,737.7	4,451.2	6.4%

mobilkom austria

(EUR million)	4Q 03	4Q 02	%change	FY 2003	FY 2002	%change
Revenues	413.4	399.3	3.5%	1,617.2	1,538.3	5.1%
Revenues excluding third party value added services revenues	413.4	391.8	5.5%	1,598.7	1,513.7	5.6%
Adjusted EBITDA	125.8	87.9	43.1%	576.6	535.3	7.7%
Operating income	62.5	47.1	32.6%	340.7	339.3	0.4%
Monthly ARPU (EUR)	37.2	36.2	2.8%
SAC	22.6	22.2	1.8%
SRC	19.2	19.1	0.7%
GSM Churn (3 months)	4.4%	5.1%
Monthly MOU charged/ø subscriber (3 months average)	125.8	123.3	2.0%

	Dec. 31, 2003	Dec. 31, 2002	%change
Subscribers (’000)	3,163.2	3,001.4	5.4%
Contract share	53.2%	52.5%
Market share	43.3%	44.4%
Market penetration	89.7%	83.1%

VIPnet

(EUR million)	4Q 03	4Q 02	%change	FY 2003	FY 2002	%change
Revenues	85.4	72.5	17.9%	341.3	303.5	12.5%
Adjusted EBITDA	25.3	10.6	138.1%	139.2	113.7	22.5%
Operating income	5.1	-5.7	—	66.6	55.7	19.7%
Monthly ARPU (EUR)	20.2	19.3	4.5%

	Dec. 31, 2003	Dec. 31, 2002	%change
Subscribers (’000)	1,210.5	1,097.8	10.3%
Contract share	15.4%	16.0%
Market share	50.0%	48.2%
Market penetration	55.0%	51.9%

Si.mobil

(EUR million)	4Q 03	4Q 02	%change	FY 2003	FY 2002	%change
Revenues	20.8	22.1	-5.9%	81.8	79.2	3.3%
Adjusted EBITDA	1.9	-0.7	—	13.1	1.8	—
Operating income	-2.4	-5.1	53.0%	-3.6	-12.4	71.2%
Monthly ARPU (EUR)	15.2	15.7	-3.2%

	Dec. 31, 2003	Dec. 31, 2002	%change
Subscribers (’000)	361.5	350.0	3.3%
Contract share	43.5%	44.1%
Market share	23.6%	23.4%
Market penetration	76.5%	74.7%

mobilkom [liechtenstein]

(EUR million)	4Q 03	4Q 02	%change	FY 2003	FY 2002	%change
Revenues	3.1	2.1	49.6%	10.7	5.0	113.6%
Revenues excluding third party value added services revenue	3.1	1.8	72.2%	8.9	4.3	107.0%
Adjusted EBITDA	0.4	0.0	—	1.0	0.0	—

	Dec. 31, 2003	Dec. 31, 2002	%change
Subscribers (’000)	2.5	2.0	24.5%

Note: The companies mobilkom austria, VIPnet, Si.mobil and mobilkom [liechtenstein] are all part of mobilkom austria group and were therefore treated the same way in deriving the consolidated results.

Telekom Austria Group: Results for the Financial Year 2003 | 18

Note: US stock market law requires Telekom Austria to present a reconciliation of total managed data for the group with consolidated figures prepared in accordance with U.S. GAAP.

TELEKOM AUSTRIA AG: RECONCILIATION FROM TOTAL MANAGED ADJUSTED EBITDA TO NET INCOME
(in EUR millions)

	4Q 2003	4Q 2002
	unaudited	unaudited	FY 2003	FY 2002
Adjusted EBITDA (excluding impairment charges; total managed for 2002)	307.1	284.7	1,509.8	1,464.4
Wireless (before June 28, 2002)	0.0	0.0	0.0	-349.1
Impairment charges	-1.8	-41.9	-6.8	-41.9
Intersegmental eliminations	0.0	0.0	0.0	0.3

Adjusted EBITDA consolidated (including impairment charges)	305.3	242.8	1,503.0	1,073.7
Depreciation and amortization	-291.1	-324.0	-1,133.2	-1,016.3
Interest income	16.5	20.6	75.2	88.2
Interest expense	-52.3	-63.1	-231.0	-244.6
Equity in earnings of affiliates — other	0.2	-3.8	19.1	140.5
Other*	-4.3	-2.1	-0.5	2.3

Income before taxes, minority interests and cumulative effect of change in accounting principle	-25.7	-129.6	232.6	43.8
Income tax expense	10.1	28.2	-83.1	-26.1
Minority interests	0.0	2.2	-3.4	-4.9
Cumulative effect of change in accounting principle, net of tax	-5.6	0.0	-11.9	0.0

Net income	-21.2	-99.2	134.2	12.8

*	The totals in the above tables may differ from the sum of their components as a result of rounding.

Telekom Austria Group: Results for the Financial Year 2003 | 19

TELEKOM AUSTRIA AG
RECONCILIATION OF TOTAL MANAGED TO U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
December 31, 2003 and December 31, 2002
(in EUR millions)

		Reconciliation
	Total managed
	results in 2003	Total
	equals consolidated	managed	Elimination of
	results	results	the results of	Other	Consolidated
	2003	2002	mobilkom austria	eliminations *	results 2002
Total managed operating revenues	3,969.8	3,908.2	-906.9	116.8	3,118.1
Total managed operating expenses
Materials	-297.1	-294.0	103.7	-6.1	-196.4
Employee costs, including benefits and taxes	-699.3	-678.0	77.3	0.0	-600.7
Depreciation and amortization incl. impairment charges	-1,140.0	-1,191.2	133.2	-0.2	-1,058.2
Other operating expenses	-1,463.6	-1,471.9	376.8	-110.3	-1,205.4

TOTAL MANAGED OPERATING INCOME	369.8	273.1	-215.9	0.2	57.4

Total managed other income (expense)
Interest income	75.2	93.3	-10.9	5.8	88.2
Interest expense	-231.0	-265.6	26.8	-5.8	-244.6
Equity in earnings of affiliates	19.1	0.0	0.0	140.5	140.5
Other, net	-0.5	-1.6	1.7	2.2	2.3

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	232.6	99.2	-198.3	142.9	43.8

Income tax expense	-83.1	-28.8	2.7	0.0	-26.1
Minority interests	-3.4	-57.6	5.1	47.6	-4.9

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	146.1	12.8	-190.5	190.5	12.8
Cumulative effect of change in accounting principle, net of tax	-11.9	0.0	0.0	0.0	0.0

NET INCOME	134.2	12.8	-190.5	190.5	12.8

*	Eliminations required to consolidate mobilkom austria and recognize equity in earnings of mobilkom austria for the period from January 1, 2002 to June 28, 2002.

Telekom Austria Group: Results for the Financial Year 2003 | 20

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: March 24, 2004